1040 Spring Street Silver Spring, MD 20910 Tel 301.608.9292 Fax 301.608.9291

May 4, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:                             United Therapeutics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File Number:  000-26301

Dear Mr. Rosenberg:

This letter provides the response of United Therapeutics Corporation (the “Company”) to the comments contained in the letter dated April 6, 2011 from the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in connection with the Company’s Annual Report on Form 10-K filed on February 24, 2011 with the Securities and Exchange Commission. The Company notes that it is submitting its response after the 10-business day deadline initially requested by the Staff and thanks the Staff for granting its request, filed via EDGAR on April 8, 2011, to extend the filing deadline of the Company’s response until May 4, 2011.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 60

1.              Due to the materiality of your provisions for estimated rebates and reimbursements, sales discounts, distributor fees and sales allowances, please revise the table on page 61 to separately disclose each allowance that reduces your revenues.  Please disclose the following for each estimate:

•                  Beginning balance,

•                  Current provision related to sales made in current period,

•                  Current provision related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance

M e d i c i n e s   F o r   L i f e ®

To address the Staff’s comment, the Company has provided a revised table utilizing the following format in its Quarterly Report on Form 10-Q for the period ended March 31, 2011(1), and intends to use this or a similar format in future filings:

The table below presents a reconciliation of the accounts associated with estimated rebates and reimbursements, prompt-pay discounts, sales allowances and distributor fees (in thousands):

Period Ended XX, 201X
	Rebates	Prompt Pay Discounts	Allowance for Sales Returns	Distributor Fees	Total
Balance, beginning of period	$	$	$	$	$
Provisions attributed to sales in:
Current period
Prior periods
Payments or credits attributed to sales in:
Current period
Prior periods
Balance, end of period	$	$	$	$	$

2.              In addition, given that you base the sales allowance estimates for Adcirca on industry data, due to lack of sufficient historical data, please tell us and disclose whether there have been any material deviations between the Adcirca prescriptions and sales patterns and whether you have had to adjust the industry data or your reserves for these differences.

The Company has not had to adjust its basis for estimating returns, given that the Company has not observed any material deviations between prescriptions and sales of Adcirca that would warrant such an adjustment. Furthermore, the Company has provided the following clarification in its Quarterly Report on Form 10-Q for the period ended March 31, 2011(2) with respect to its estimated allowance for returns of Adcirca, and intends to include similar disclosure in future filings:

We estimate the allowance for sales returns for Adcirca based on published industry data related to specialty pharmaceuticals until such time that we have sufficient historical data on which to base our allowance. In addition, we compare patient prescription data for Adcirca to sales of Adcirca on a quarterly basis to ensure a reasonable relationship between prescription and sales trends. To date, we have not identified any unusual patterns in the volume of prescriptions relative to sales that would warrant reconsideration or adjustment to the methodology we currently employ to estimate our reserve for returns.

(1) Page 25 in our Quarterly Report on Form 10-Q for the period ended March 31, 2011 as filed on April 28, 2011.

(2) Page 20 in our Quarterly Report on Form 10-Q for the period ended March 31, 2011 as filed on April 28, 2011.

Notes to Consolidated Financial Statements

Note 20.  Subsequent Event, page F-49

3.              Regarding the February 2011 sale of Medicomp, please tell us how you determined that this sale did not qualify for assets held for sale or discontinued operations presentation at December 31, 2010.  As part of your response, please address the following:

•                  Provide a timeline of events leading up to the sale of Medicomp,

•                  Discuss the regulatory conditions that precluded you from meeting the criteria for assets held for sale classification under ASC 360-10-45-9, and

•                  Discuss whether or not you expect the continuing cash flows from this component as discussed on page F-50 to be direct or indirect cash flows as a result of migration or continuation of activities and whether or not you expect the continuing cash flows to be significant.

On December 20, 2010, the Company’s chief executive officer (“CEO”) issued an internal directive regarding the disposition of Medicomp, Inc. (“Medicomp”) given the substantial level of resources necessary to operate Medicomp and its insignificance relative to the Company’s overall business and current strategic objectives. Pursuant to the directive, the Company and specific prospective buyers (a group of private investors, including Medicomp’s president) were given until January 31, 2011 to negotiate an agreement to sell Medicomp. The directive from the CEO contained the framework for the transaction, which was substantially incorporated into the final agreement. In the event that the Company and the prospective buyers could not reach a satisfactory agreement by January 31, 2011, the CEO indicated that the Company would take necessary actions to shut down Medicomp’s operations by March 31, 2011. Toward the end of January, the Company and the buyers were close to finalizing an agreement; therefore, the negotiation period was extended to February 7, 2011. On that date, the Company entered into an Agreement and Plan of Merger (“Agreement”) to sell Medicomp, subject to certain closing conditions and termination provisions, which the Company evaluated in order to determine whether the disposal group should be presented as held-for-sale at December 31, 2010.

The Agreement included the following relevant regulatory closing conditions: (1) approval by the Florida Agency for Health Care Administration (“AHCA”) of Medicomp’s application to transfer its health care clinic license as a result of the change in control of Medicomp; and (2) the absence of any denial or rejection of Medicomp’s application to operate its Medicare facility in Maryland. In addition, the Agreement could have been terminated at any time prior to closing: (1) by the Company, Medicomp, or the buyers in the event that AHCA denied or rejected Medicomp’s application to transfer its health care clinic license; and (2) by the buyers if Medicomp received a denial or rejection of the required Medicare licensing applicable to the operation of its Medicare facility in Maryland. Medicomp submitted an application to AHCA to transfer its health care license on January 28, 2011. As of February 24, 2011, AHCA’s review of Medicomp’s application for the transfer of its health care license was ongoing and the Company had received additional inquiries, including inquiries from AHCA relating to the qualifications of Medicomp’s medical director.

Medicomp submitted an application to operate a Medicare facility in Maryland in September 2010. As of February 24, 2011, this application had not yet been reviewed by the applicable Maryland agency. This was Medicomp’s first application to a Maryland agency. Accordingly, the Company did not consider these regulatory conditions perfunctory or routine. Furthermore, after considering all then currently available information and based on the nature of AHCA’s additional inquiries, the Company remained uncertain regarding the outcome of these regulatory matters, which it could not control. Because of these factors, the Company concluded that not all of the criteria required under ASC 360-10-45-9 for held-for-sale classification were met as of December 31, 2010.

Because the application of ASC 360-10-45-9 required considerable judgment, and in an abundance of caution, the Company disclosed in the notes accompanying its consolidated financial statements included in its Annual Report on Form 10-K the major classes of assets and liabilities of Medicomp to enhance transparency.

In January 2011, the Company began to develop a cardiac monitoring application for smart phones and handheld tablets using Medicomp’s detection technology, which the Company believes is reasonably analogous to Medicomp’s cardioPAL® SAVI wireless event monitors. The application will be designed primarily for both consumer and patient use. However, it is possible that doctors could use this application for their patients. As such, the Company concluded that direct continuing cash flows will result from the migration of activities subsequent to the disposal of Medicomp.

Initial estimates relating to the costs to develop and market the application during the year ended December 31, 2011 are anticipated to be approximately 21%(3), 36% and 45%, respectively, of Medicomp’s operating expenses for the years ended December, 31, 2010, 2009 and 2008. The Company’s strategy is to generate revenue from either sales of the application and/or the provision of cardiac analysis using technology licensed from Medicomp. It is estimated that there are more than 50 million smart-phone users and the Company believes that it can achieve a market share of these users for its application that will generate significant revenues. Accordingly, the Company concluded that estimated continuing cash flows will be significant relative to Medicomp’s prospective cash flows, which the Company anticipates will approximate historical levels.

The Company intends to continue to evaluate significant developments or circumstances, if any, during the assessment period that could warrant reconsideration of the criteria provided under ASC 205-20-45-1 and related presentation and disclosure pertaining to the sale of Medicomp.

(3) Medicomp’s operating expenses for the year ended December 31, 2010 included a $6.2 million impairment charge for the write off of goodwill.

In connection with our response above, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact John Hess, Vice President and Associate General Counsel, at (202) 483-7000, or the undersigned at (301) 608-9292 ext. 1729.

Sincerely,

/S/ JOHN M. FERRARI

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation